UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Winery Operations Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2000 and 1999                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2000 and 1999                    4

Notes to Financial Statements                                        5-8

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2000                                                 9

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2000                                                10

Signatures                                                           11

Consent of Independent Accountants                                   12

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 3, 2001

                   Brown-Forman Winery Operations Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 8,156,564             --       $ 8,156,564    $ 7,903,818             --        $ 7,903,818
   Investment contract and
    money market portfolios             3,478,244             --         3,478,244      2,249,951             --          2,249,951
   Brown-Forman Corporation
    Class B common stock                  139,156             --           139,156        166,746             --            166,746
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                       11,773,964             --        11,773,964     10,320,515             --         10,320,515
Profit sharing contribution
 receivable                               360,000             --           360,000        332,882             --            332,882
Employers' contributions receivable        17,451             --            17,451         27,676             --             27,676
Employees' contributions receivable        53,615             --            53,615         43,775             --             43,775
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $12,205,030             --       $12,205,030    $10,724,848             --        $10,724,848
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Profit sharing                  $   367,981             --       $   367,981    $   332,882             --        $   332,882
      Employer                            172,001             --           172,001        128,378             --            128,378
      Employee                            554,670             --           554,670        406,903             --            406,903
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                        1,094,652             --         1,094,652        868,163             --            868,163

   Interest income                        166,313             --           166,313        116,253             --            116,253
   Dividend income                         75,939             --            75,939         71,497             --             71,497
   Net appreciation in fair value           --                --             --         1,449,658             --          1,449,658
   Net transfers from Sonoma Cutrer
    Vineyards Plan                      1,847,933             --         1,847,933          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   3,184,837             --         3,184,837      2,505,571             --          2,505,571
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants            924,588             --           924,588        833,848             --            833,848
   Net depreciation in fair value         772,977             --           772,977          --                --              --
   Net transfers to Brown-Forman
    Corporation Savings Plan                7,090             --             7,090          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                  1,704,655             --         1,704,655        833,848             --            833,848

Net increase                            1,480,182             --         1,480,182      1,671,723             --          1,671,723

Net assets available for benefits:
   Beginning of year                   10,724,848             --        10,724,848      9,053,125             --          9,053,125
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $12,205,030             --       $12,205,030    $10,724,848             --        $10,724,848
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Winery Operations Savings Plan
       (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and effective June 1, 1999, all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. On June 5, 2000, the Sonoma Cutrer Vineyards Plan was terminated and assets totaling $1,847,933 were transferred to the Plan. An employee becomes eligible to participate in the Plan following attainment of age 21 and the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 1% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,500 ($10,000 in 1999). New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          The Companies' matching contribution is equal to 50% of the participant's elective contribution up to 5% of the participant's annual compensation. The Companies may also make a profit sharing contribution to the Plan, as determined by the Companies. Participants can no longer make voluntary contributions to the profit sharing portion of the Plan.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Companies's matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and (iii) the Companies' profit sharing contribution and forfeited balances of terminated participants' nonvested accounts on an annual basis. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year.

          Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the plan agreement. The forfeited balances totaled $29,311 and $23,678 for 2000 and 1999, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Effective June 1, 1999, vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Prior to June 1, 1999, vesting in the Companies' contributions and earnings thereon was 20% per year after two years of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, attainment of age 55 and completion of four years of employment, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.


 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.


 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2000                              1999
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                   15,499     $   881,257            14,994     $ 1,146,009
          Fidelity Magellan Fund                 18,799       2,242,748            18,706       2,555,760
          Fidelity Equity-Income Fund            49,592       2,649,699            54,689       2,924,753
          Fidelity Growth Company                17,852       1,275,177             7,785         656,305
          Fidelity Retirement
           Money Market Portfolio             1,212,508       1,212,508           550,761         550,761
          Managed Income Portfolio            2,265,736       2,265,736         1,699,190       1,699,190
          Brown-Forman Corporation Class B
           Common Stock Fund                     12,639         139,156            17,515         166,746
          Other investments                      50,481       1,107,683            27,387         620,991
                                                             ----------                        ----------
                                                            $11,773,964                       $10,320,515
                                                             ==========                        ==========

       During 2000 and 1999, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2000                1999
                                         ----------          ----------
       Mutual funds                     $  (808,811)        $ 1,456,202
       Brown-Forman Corporation
        Class B common stock                 35,834              (6,544)
                                         ----------          ----------
                                        $  (772,977)        $ 1,449,658
                                         ==========          ==========


4.     Tax Status:

       The Internal Revenue Service has determined, and informed the Companies by a letter dated June 8, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Companies believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Sponsor.

                   Brown-Forman Winery Operations Savings Plan
                            Plan #001 EIN #94-2458321
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2000


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   323,731
Janus Enterprise Fund           Mutual fund, variable rate and maturity         242,041
Janus Worldwide Fund            Mutual fund, variable rate and maturity         881,257
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         104,049
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       2,242,748
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity       2,649,699
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity       1,275,177
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         424,241
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                 1,212,508
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                            2,265,736
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity          13,621
Brown-Forman Corporation*       Class B common stock fund                       139,156
                                                                            -----------
                                                                            $11,773,964
                                                                            ===========

*Party-in-interest to the Plan


                  Brown-Forman Winery Operations Savings Plan
                            Plan #001 EIN #94-2458321
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2000

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 25, 2001

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 3, 2001 relating to the financial statements and supplemental schedules of the Brown-Forman Winery Operations Savings Plan as of and for the years ended December 31, 2000 and 1999 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2001
                                       12